[redacted]

08025610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448 FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 19 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 31 2008
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

2/15 AA

OATH OR AFFIRMATION

January 25, 2008

State of New York
ss:
County of New York

I, the undersigned, Chief Financial Officer of Goldman Sachs Financial Markets, L.L.C., affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Goldman Sachs Financial Markets, L.P. as of November 30, 2007, are true and correct. I further affirm that no officer or director of Goldman Sachs Financial Markets, L.L.C. or The Goldman Sachs Group, Inc. has any proprietary interest in any account classified as that of a customer.

Manda J. D'Agata
Chief Financial Officer

Subscribed and sworn before me;

This 25 day of January, 2008

Joanne Olsen

JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159610
Qualified in Richmond County
Term Expires Jan. 22, 2011

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement
of
Financial Condition
as of November 30, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Financial Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. (the "firm") at November 30, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the firm has adopted SFAS No. 157, "Fair Value Measurements" and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."

PricewaterhouseCoopers LLP

January 25, 2008

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION

As of November 30, 2007
(in thousands)

Assets	
Cash	$ 14,447
Receivables from brokers and dealers (includes $235,525 at fair value)	9,071,306
Receivables from customers (includes $976,184 at fair value)	985,976
Financial instruments purchased under agreements to resell, at fair value	324,838
Financial instruments owned, at fair value	2,966,801
Financial instruments owned and pledged as collateral, at fair value	5,262,674
Total financial instruments owned, at fair value	8,229,475
Other assets	1,186
Total assets	$ 18,627,228
Liabilities and Partners' Capital	
Unsecured short-term borrowings	$ 603,194
Payables to brokers and dealers	34,236
Payables to customers	47,606
Securities loaned	5,420,713
Financial instruments sold, but not yet purchased, at fair value	11,596,499
Other liabilities and accrued expenses	121,411
	17,823,659
Contingencies and guarantees	
Subordinated borrowings	540,000
Partners' capital	263,569
Total liabilities and partners' capital	$ 18,627,228

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a Securities and Exchange Commission registered U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

Note 2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition includes the accounts of the firm and the results of transactions with affiliated entities. These are primarily securities and financing transactions.

Unless otherwise stated herein, all references to November 2007 refer to the firm's fiscal year ended or the date, as the context requires, November 30, 2007.

Use of Estimates

The statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the statement of financial condition on a trade-date basis. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the firm owns (long positions) are marked to bid prices, and instruments that the firm has sold, but not yet purchased (short positions), are marked to offer prices. Fair value measurements are not adjusted for transaction costs.

The firm adopted Statement of Financial Account Standards (SFAS) No. 157, "Fair Value Measurements," as of the beginning of 2007. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

	Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. See "—Recent Accounting Developments" for a discussion of the impact of adopting SFAS No. 157.

In determining fair value, the firm separates its "Financial instruments owned, at fair value" and its "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash instruments and derivative contracts.

- **Cash Instruments.** The firm's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The type of instruments valued based on quoted market prices in active markets includes most listed equities. Such instruments are generally classified within level 1 of the fair value hierarchy. The firm does not adjust the quoted price for such instruments, even in situations where the firm holds a large position and a sale could reasonably impact the quoted price.

  The type of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency includes less liquid listed equities. Such instruments are generally classified within level 2 of the fair value hierarchy.

  Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency.

  For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

- **Derivative Contracts.** Derivative contracts can be exchange-traded or over-the-counter. Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The firm generally values exchange-traded derivatives within portfolios using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying cash instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument, as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within level 2 of the fair value hierarchy.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the firm does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the firm updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements. Collateralized financings consist of securities loaned.

- **Resale Agreements.** Financial instruments purchased under agreements to resell, principally U.S. government obligations, represent short-term collateralized financing transactions with an affiliate. The firm receives financial instruments purchased under agreements to resell, monitors the market value of these financial instruments on a daily basis and delivers or obtains additional collateral as appropriate. Resale agreements are carried in the statement of financial condition at fair value as allowed by SFAS No. 159. Prior to the adoption of SFAS No. 159, these transactions were recorded at contractual amounts plus accrued interest. Resale agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy.

- **Securities Loaned.** Securities loaned are generally collateralized by cash or securities. The firm makes delivery of securities loaned, generally to an affiliate, monitors the market value of securities loaned on a daily basis and delivers or obtains additional collateral as appropriate. Securities loaned are recorded based on the amount of collateral received plus accrued interest. As these arrangements are generally transacted on-demand, they exhibit little, if any, sensitivity to changes in interest rates.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes." Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met (see "— Recent Accounting Developments" below for a discussion of the impact of FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," on SFAS No. 109).

The firm elected to be treated as a corporation for tax purposes, and consequently, its earnings are subject to U.S. federal, state and local taxes. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a separate company basis and settles such liability with Group Inc. The firm's tax liabilities are presented as a component of "Other liabilities and accrued expenses" in the statement of financial condition. At November 2007, the firm had a payable of $101.4 million to Group Inc. for its income taxes.

Recent Accounting Developments

FIN No. 48. In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109." FIN No. 48 requires that the firm determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The firm will adopt the provisions of FIN No. 48 in the first quarter of 2008. Adoption of FIN No. 48 will not have a material effect on the firm's financial condition, results of operations or cash flows.

SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

SFAS No. 157 nullifies the guidance included in EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," that prohibited the recognition of a day one gain or loss on derivative contracts (and hybrid financial instruments measured at fair value under SFAS No. 155) where the firm was unable to verify all of the significant model inputs to observable market data and/or verify the model to market transactions. However, SFAS No. 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model.

In addition, SFAS No. 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available for an identical asset or liability in an active market.

The provisions of SFAS No. 157 are to be applied prospectively, except changes in fair value measurements that result from the initial application of SFAS No. 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid financial instruments measured at fair value and block discounts, all of which are to be recorded as an adjustment to beginning retained earnings in the year of adoption.

The firm adopted SFAS No. 157 as of the beginning of 2007. For the first quarter of 2007, the effect of the nullification of EITF Issue No. 02-3 and the removal of liquidity discounts for actively traded positions was not material.

SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not accounted for at fair value under other accounting standards. The election to use the fair value option is

available at specified election dates, such as when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings.

The firm adopted SFAS No. 159 as of the beginning of 2007 and elected to apply the fair value option to resale agreements existing at the time of adoption

Subsequent to the adoption of SFAS No. 159, the firm has elected to apply the fair value option to new positions within the above category. The primary reasons for electing the fair value option are simplification and cost-benefit considerations. Adoption of SFAS No. 159 did not have a material effect on the firm's financial condition, results of operations or cash flows.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, at fair value, including those pledged as collateral and financial instruments sold, but not yet purchased, at fair value (in thousands). At any point in time, the firm may use cash instruments as well as derivatives to achieve a desired long or short risk position.

	As of November 2007	
	Assets	Liabilities
Equities and convertible debentures	$ 5,835,345	$ 8,587,705
Derivative contracts	2,394,130	3,008,794
Total	$ 8,229,475	$ 11,596,499

Fair Value Hierarchy

The following tables set forth by level within the fair value hierarchy "Financial instruments owned, at fair value", "Financial instruments sold, but not yet purchased, at fair value" and financial assets and liabilities accounted for at fair value under SFAS No. 155 and SFAS No. 159 as of November 2007 (see Note 2 for further information on the fair value hierarchy). As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Total financial assets at fair value classified within level 3 were $43.0 million or .23% of "Total assets" in the statement of financial condition as of November 2007.

	Assets at Fair Value as of November 2007 (in thousands)				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Equities and convertible debentures	$ 5,793,945	41,400	-	-	$ 5,835,345
Cash instruments	5,793,945	41,400	-	-	5,835,345
Derivative contracts	-	2,387,020	43,074	(35,964) (2)	2,394,130
Financial instruments owned, at fair value	5,793,945	2,428,420	43,074	(35,964)	8,229,475
Receivables from customers, at fair value (1)	-	976,184	-	-	976,184
Receivables from brokers and dealers, at fair value	-	235,525	-	-	235,525
Financial instruments purchased under agreements to resell, at fair value	-	324,838	-	-	324,838
Total assets at fair value	$ 5,793,945	3,964,967	43,074	(35,964)	$ 9,766,022

(1) Consists of prepaid variable share forwards.

(2) Represents the impact of netting across the levels of the fair value hierarchy. Netting among positions classified with the same level is included in that level.

	Liabilities at Fair Value as of November 2007 (in thousands)				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Corporate debt	$ 9,715	1,751	-		$ 11,466
Equities and convertible debentures	8,566,106	10,133	-	-	8,576,239
Cash instruments	8,575,821	11,884	-	-	8,587,705
Derivative contracts	-	2,965,953	78,805	(35,964) (1)	3,008,794
Financial instruments sold, but not yet purchased, at fair value	8,575,821	2,977,837	78,805	(35,964)	11,596,499
Total liabilities at fair value	$ 8,575,821	2,977,837	78,805	(35,964)	$ 11,596,499

(1) Represents the impact of netting across the levels of the fair value hierarchy. Netting among positions classified with the same level is included in that level.

Credit Concentrations

Credit concentrations may arise from trading activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral as deemed appropriate. In the ordinary course of business, the firm may be subject to concentrations of credit risk to a particular counterparty. As of November 2007, the firm did not have credit exposure to any counterparty that exceeded 2% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

The firm enters into derivative transactions to facilitate client transactions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges related to securities or derivatives.

The fair value of the firm's derivative contracts is reflected net of cash paid or received pursuant to credit support agreements and is reported on a net-by-counterparty basis in the firm's statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below (in thousands):

	As of November 2007	
	Assets	Liabilities
Contracts for difference	$ 27,771	$ 22,819
Swap agreements	52,991	136,237
Option contracts	2,313,368	2,849,738
Total	$ 2,394,130	$ 3,008,794

Collateralized Transactions

The firm receives financial instruments as collateral, primarily in connection with resale agreements and derivative transactions. Such financial instruments may include obligations of the U.S. government, corporations and equities.

In many cases, the firm is permitted to sell or repledge these financial instruments in connection with entering into securities lending agreements, collateralizing derivative transactions or covering short positions. As of November 2007, the fair value of financial instruments received as collateral by the firm that it was permitted to sell or repledge was $450.0 million, of which the firm sold or repledged $202.9 million.

The firm also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Financial instruments owned and pledged to counterparties that have the right to deliver or repledge assets are reported as "Financial instruments owned and pledged as collateral, at fair value" in the statement of financial condition and were $5,262.6 million at November 2007.

Note 4. Unsecured Short-Term Borrowings

The firm obtains short-term borrowings from Group Inc. As of November 2007, the firm borrowed $603.2 million under this short-term financing from Group Inc., which bears interest at floating rates based on prevailing market rates. The carrying value of the short-term borrowings approximates fair value.

Note 5. Contingencies and Guarantees

Contingencies

The firm entered into an agreement with Goldman, Sachs & Co. (GS&Co.), a U.S. registered broker-dealer and an affiliate, and Group Inc., whereby Group Inc. guarantees and meets the firm's margin requirement to GS&Co. as

required under Regulation T. As of November 2007, Group Inc. posted approximately $5,487.7 million of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post the required margin, the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Such derivative contracts include written equity put options. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. Accordingly, the firm has not included such contracts in the table below.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2007 (in thousands):

	Maximum Payout/Notional Amount by Period of Expiration(2)				
	2008	2009-2010	2011-2012	2013-Thereafter	Total
Derivatives (1)(3)	$ 30,923	$ 2,855	$ -	$ -	$ 33,778

(1) Includes a carrying value of $1.5 million, which excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

(2) Such amounts do not represent anticipated losses in connection with these contracts.

(3) Excludes derivative contracts with affiliates.

Note 6. Transactions with Related Parties

Service Agreement

The firm entered into a service agreement with GS&Co. GS&Co. provides all sales, marketing and operational and administrative support services required by the firm to conduct its business as an OTC derivative dealer.

Clearing Arrangements

"Receivables from brokers and dealers" in the statement of financial condition includes $7.8 million primarily related to margin for futures contracts posted with GS&Co. and $8,825.0 million and $3.0 million resulting from clearing arrangements with GS&Co. and Goldman Sachs International (GSI), a registered U.K broker-dealer, respectively. All listed options and equities held by the firm are cleared on the appropriate exchange by GS&Co. and GSI, or their clearing agents. The firm also had $235.5 million receivable from GSI related to a prepaid variable share forward transaction.

Derivative Activities

The firm had the following derivative balances with affiliates (in thousands):

	As of November 2007	
	Assets	Liabilities
Goldman Sachs & Co.	$ -	$ 81,024
Goldmans Sachs International	26,716	428,145
Commonwealth Annuity and Life Insurance Company	4,729	20,287
Total	$ 31,445	$ 529,456

Transfer Pricing

At November 2007, the firm had a payable to Goldman Sachs Asia, LLC of $2.5 million.

Subordinated Borrowings

As of November 2007, the firm borrowed $200.0 million from Group Inc. under two subordinated loan agreements, which mature on May 31, 2009, and June 30, 2010. In addition, the firm has a $440.0 million revolving subordinated loan agreement with Group Inc., which matures on May 31, 2009. As of November 2007, $340.0 million was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

Securities Loaned and Securities Purchased under Agreements to Resell

As of November 2007, the firm had $5,420.7 million of securities loaned to GS&Co. The firm also had a tri-party resale agreement with GS&Co. for $324.8 million as of November 2007.

Note 7. Net Capital Requirement

The firm is a registered U.S. broker-dealer, which is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has been granted permission by the Securities and Exchange Commission to compute its regulatory net capital in accordance with Appendix F of that rule. As of November 2007, the firm had regulatory net capital, as defined, of $652.6 million, which exceeded the amount required by $632.6 million.

END